As filed with the Securities and Exchange Commission on October 24, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

C & F FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	6022	54-1680165
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Eighth and Main Streets
P.O. Box 391
West Point, Virginia 23181
(804) 843-2360
(Address, including zip code, and telephone number, including area code of registrant’s principal executive office)

Thomas F. Cherry
Senior Vice President and Chief Financial Officer
C & F Financial Corporation
Eighth and Main Streets
P.O. Box 391
West Point, Virginia 22181
(804) 843-2360
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:
Hugh B. Wellons, Esq.
Flippin, Densmore, Morse & Jessee, P.C.
Drawer 1200
Roanoke, Virginia 24006

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestments plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee

Common Stock, $1.00 par value	100,000	$22.87	$2,287,000	$210

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the high and low sales prices of the common stock on October 22, 2002 as reported by the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

100,000 Shares
Common Stock

C & F FINANCIAL CORPORATION

This prospectus relates to the offering of 100,000 shares of common stock of C&F Financial Corporation, which were offered for the account of selling stockholders. The shares of stock being offered were issued to the selling stockholders in connection with our acquisition of Moore Loans, Incorporated. We will not receive any of the proceeds from the sale of shares of stock being offered by the selling stockholders.

The shares of stock may be offered and sold by the selling stockholders directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. The distribution of the shares of stock may be effected in one or more transactions that may take place through the Nasdaq National Market.

The common stock is traded on the Nasdaq National Market under the symbol “CFFI.” On October 22, 2002 the closing price for the common stock was $22.49 per share.

See “Risk Factors” beginning on page 2 for a discussion of certain factors that should be considered carefully by prospective investors in the common stock offered.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

C&F Financial Corporation
P. O. Box 391
Eighth and Main Streets
West Point, Virginia 23181
Telephone: (804) 843-2360
Attention: Corporate Secretary/Chief Financial Officer

The date of this prospectus is October 24, 2002

RISK FACTORS

Prospective investors should consider carefully the following factors in addition to the other information included or incorporated by reference in this prospectus before making an investment in the common stock.

Changes in interest rates could adversely affect our earnings

Like most financial services companies, C&F Financial’s earnings are affected by changes in market interest rates and other economic factors beyond its control. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets, such as loans and investments, and the interest expense paid on our interest-bearing liabilities, such as deposits and other borrowings. The difference between the amount of interest-earning assets and interest-bearing liabilities that mature within a given period of time, or the interest rate sensitivity “gap,” indicates the extent to which an institution’s interest rate spread may be affected by changes in interest rates. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities and is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. In a rising interest rate environment, an institution with a positive gap generally would be in a better position than an institution with a negative gap to invest in higher yielding assets or have its asset yields adjusted upward, which would result in the yield on its assets increasing at a faster pace than the cost of its interest-bearing liabilities. During a period of falling interest rates, however, an institution with a positive gap would tend to have its assets maturing at a faster rate than one with a negative gap, which would tend to reduce or restrain the growth of its net interest income. C&F Mortgage Corporation is a material contributor to our overall earnings, and in a period of rising rates C&F Mortgage’s earnings can drop, because rising rates tend to reduce the volume of both new and refinanced mortgages. If we are unsuccessful in managing interest rate fluctuations, our business, financial condition, results of operations and cash flows could be adversely affected in a material way.

Our performance depends substantially on our credit quality

C&F Financial subsidiaries lend money. That is a large part of our business. The ability of our borrowers to repay those loans impacts our performance. Although we often have collateral for those loans, that collateral, like any asset, can fluctuate in value and may not always cover the outstanding balance on the loan. Moore Loans, Incorporated primarily makes sub-prime car loans, so it is particularly sensitive to credit quality. We devote substantial management attention to setting reserves for each subsidiary that we believe are adequate to cover potential credit quality problems. If we are wrong in our assessment, or events occur that reduce the likelihood of loan repayment, our reserves may not be adequate. In general, if the quality of our loans and the underlying collateral decreases, that may reduce our earnings and cash flow and damage our financial condition.

No assurance of our continuing to pay dividends

Dividends are subject to determination and declaration by our board of directors, which takes into account many factors. The declaration of dividends by us on our common stock is subject to the discretion of our board and to applicable state and federal regulatory limitations. We cannot guarantee that dividends will not be reduced or eliminated in future periods. Our ability to pay dividends on our common stock depends on our receipt of dividends from our wholly owned subsidiary bank, Citizens and Farmers Bank and our three non-bank financial services affiliates, C&F Mortgage Corporation, C&F Investment Services Corporation and Moore Loans, Incorporated.

We depend on our key personnel

Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Changes to federal policies may adversely affect our profitability

Various aspects of the financial services industry and our operations are affected by federal economic and monetary policies, which are outside our control. Changes in federal economic and monetary policies may adversely affect the ability of our subsidiaries to attract deposits, make loans and achieve satisfactory interest spreads.

We could be adversely affected by government regulations

C&F Financial is regulated by the Board of Governors of the Federal Reserve System and the Virginia Bureau of Financial Institutions, and its wholly owned subsidiary bank is regulated by the Virginia Bureau of Financial Institutions and the Federal Deposit Insurance Corporation. Any of these agencies, or other governmental or regulatory authorities, could revise existing regulations or adopt new regulations at any time. Certain revisions could subject us and our subsidiaries to more demanding regulatory compliance requirements which may adversely affect our ability to conduct, or our cost of conducting, business. Legislation and regulatory initiatives containing wide-ranging proposals for altering the structure, regulation and competitive relationships of financial institutions are introduced regularly. We cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption may affect our business.

Anti-takeover provisions could discourage takeover attempts

Certain provisions of our articles of incorporation and bylaws and Virginia law could have the effect of discouraging takeover attempts that certain stockholders might deem to be in their interest. These provisions may also make it more difficult for our stockholders to remove members of our board of directors and management. In addition, various federal laws and regulations could affect the ability of another person to acquire shares of our common stock and this company.

C & F FINANCIAL CORPORATION

C&F Financial Corporation is a one-bank holding company headquartered in West Point, Virginia. We provide a wide array of financial services through our wholly owned community bank, Citizens and Farmers Bank. The Bank and its division, Citizens & Commerce Bank, operates twelve retail bank branches located throughout the Williamsburg to Richmond corridor in Virginia. Citizen and Farmers Bank is a full service retail commercial bank offering a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, commercial, industrial, residential mortgage and consumer loans. The Company also provides services through four non-bank financial services affiliates, C&F Title Agency, Inc., C&F Investment Services, Inc., a full service discount brokerage company, C&F Mortgage Corporation, a mortgage loan company providing mortgage products to customers from twelve offices, and Moore Loans, Incorporated, a regional finance company offering automobile loans in Richmond, Hampton and Roanoke, Virginia and eastern Tennessee. At June 30, 2002, C&F Financial had assets of approximately $413.3 million, deposits of approximately $346.4 million and stockholders’ equity of approximately $48.8 million.

C&F Financial was organized under Virginia law in 1994 as the holding company for Citizens and Farmers Bank. The company started C&F Mortgage Corporation in 1995 and acquired Moore Loans, Incorporated this year, both as subsidiaries of Citizens and Farmers Bank.

C&F Financial’s current business strategy is to operate as a profitable, diversified financial institution providing a full range of banking services with an emphasis on commercial and residential mortgage lending and commercial business loans to small and medium size businesses, as well as consumer lending, funded primarily by customer deposits and borrowings from other institutions. As a complement to this core business, we have expanded our business activities to include finance company services aimed primarily at offering automobile loans, which provides a steady source of interest and fee income. As a result of increased acquisitions of small to medium-sized financial institutions by large bank holding companies in Virginia, we believe that there is a significant market opportunity for our subsidiaries to provide a full range of financial services to small to individuals and middle-market commercial customers seeking personalized service generally unavailable at larger regional and national institutions.

The principal sources of funds for C&F Financial’s activities are deposits, amortization and repayment of loans, cash flow from maturing securities, proceeds from sales of assets classified as available for sale, borrowings from correspondent banks and other institutions and advances from the Federal Home Loan Bank of Atlanta. Our principal sources of revenues are interest and other payments on loans, including origination fees, interest on investments and mortgage-backed securities, service charges on deposits, gains from mortgage banking activities and other fee income. Our principal expenses are interest paid on deposits, advances from the Federal Home Loan Bank and other borrowings, interest payments on our borrowed money, provisions for possible loan losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.

C&F Financial, as a registered bank holding company, is subject to examination and regulation by the Federal Reserve and by the Virginia Bureau of Financial Institutions. We are also subject to various reporting and other requirements of the Securities and Exchange Commission. Our subsidiary bank is a Virginia chartered bank subject to comprehensive regulation and examination by the Virginia Bureau of Financial Institutions, its primary regulator, and by the FDIC, both as its federal regulator and because the FDIC administers the Bank Insurance Fund, which insures the bank’s deposits to the maximum extent permitted by law.

C&F Financial’s principal executive offices are located at Eighth and Main Streets, West Point, Virginia 23181, and our telephone number is (804) 843-2360.

For additional information about C&F Financial’s business, see “Where You Can Find More Information” on page 6.

USE OF PROCEEDS

C&F Financial will not receive any of the proceeds from sales of stock being offered. See “Selling Stockholders” for a list of those persons who will receive the proceeds from such sales.

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the selling stockholders of common stock issued to them in connection with our acquisition of Moore Loans, Incorporated on September 1, 2002. The selling stockholders received an aggregate of 100,000 shares of common stock on that date in connection with the transaction. In addition, on the third anniversary date of the acquisition, if the company’s common stock is not worth at least $30.00/share, the company must make up the difference to the selling stockholders, based on the average closing price of C&F Financial stock as reported on the Nasdaq National Market for the twenty consecutive trading days prior to that anniversary date. In addition, the shares held by the selling stockholders are subject to a right of first refusal of C&F Financial. As part of the transaction, C&F Financial has agreed that it will register under the Securities Act of 1933 all of the common stock received by the selling stockholders in this transaction.

The table below provides each selling stockholder’s name, the maximum number of shares of common stock offered by this prospectus by each selling stockholder, and the number of such shares of common stock to be held by each selling stockholder after the offering.

Name	Maximum Number of Shares to be Sold in the Offering	Number of Shares Owned After the Offering
Abby W. Moore	31,564	31,564
John D. Moore	34,218	34,218
Joanne Moore	34,218	34,218

Abby W. Moore was the president of Moore Loans before we acquired the company and as part of the transaction Moore has executed an employment contract to continue as president of the loan company for three years.

Because the selling stockholders may sell all, some or none of the stock offered, there can be no assurance as to the number of shares of stock that will be held by each selling stockholder after completion of the offering. Even if no shares of stock are sold, however, no selling stockholder would hold one percent or more of the outstanding common stock upon completion of the offering, based on the total number of shares of common stock held by the selling stockholders as of the date of this prospectus.

PLAN OF DISTRIBUTION

Each of the selling stockholders may sell his, her or their shares of stock offered directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. Any sale of these shares by a selling stockholder is subject to a right of first refusal by C&F Financial. The distribution of the shares of stock may be effected in one or more transactions that may take place on the Nasdaq National Market, including block trades or ordinary broker’s transactions, or through privately-negotiated transactions, or in accordance with Rule 144 under the Securities Act of 1933 (or any other applicable exemption from registration under the Securities Act of 1933), through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales. Sales of the stock may be used to cover previous short sales of common stock.

The aggregate proceeds to the selling stockholders from the sale of the stock will be the purchase price of the stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by C&F Financial. The selling stockholders and any dealers or agents that participate in the distribution of the stock may be deemed to be “underwriters” within the meaning of the

Securities Act of 1933, and any profit on the sale of the stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Each selling stockholder and any other person participating in a distribution of the stock will be subject to applicable provisions of the Securities Exchange Act of 1934, including Regulation M and Rules 101 through 105 thereunder. Regulation M governs the activities of persons participating in a distribution of securities and, consequently, may restrict certain activities of, and limit the timing of purchases and sales of stock by, selling stockholders and other persons participating in a distribution of the stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of that distribution, subject to exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of C&F Financial and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three year period ended December 31, 2001, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of C&F Financial common stock offered hereby is being passed upon for C&F Financial by Flippin, Densmore, Morse & Jessee, P.C., Roanoke, Virginia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this press release that are not historical facts constitute “forward-looking statements” as defined by the federal securities laws. These statements may address issues that involve estimates and assumptions made by management, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements. Factors that could have a material adverse effect on the operations and future prospects of the company include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality of the loan portfolio, competition, demand for financial services in the Company’s market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements, and readers are cautioned not to place undue reliance on such statements, which speak only as of their dates.

WHERE YOU CAN FIND MORE INFORMATION

C&F Financial files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from document retrieval services and at the SEC’s website at “http://www.sec.gov.”

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement. As permitted by the Securities Act of 1933, this prospectus does not contain all the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained in later-filed documents incorporated by reference in this prospectus. C&F Financial incorporates by reference the documents filed by it with the SEC listed below.

C&F Financial’s SEC Filings (File No. 0000913341)	Period
Annual Report on Form 10-K	Year ended December 31, 2001
Current Report 8-K	February 1, 2002;
September 3, 2002
October 1, 2002
Statement of Beneficial Ownership by Individuals SC 13G/A	February 14, 2002
Other Definitive Proxy Statement DEF 14A	March 15, 2002
Quarterly Report	May 10, 2002;
August 9, 2002
Annual report of employee stock purchase, savings and similar plans 11-K	June 26, 2002

You may request a copy of these filings, at no cost, by writing or by telephoning us at the following address:

C&F Financial Corporation
P. O. Box 391
Eighth and Main Streets
West Point, Virginia 23181
Telephone: (804) 843-2360
Attention: Corporate Secretary/Chief Financial Officer

Part II

Information Not Required in Prospectus

Item 14.    Other Expenses of Issuance and Distribution

SEC registration fee	$210
Accounting Fees and Expenses	1,000
Legal Fees and Expenses	4,000
Miscellaneous Fees and Expenses	200

Total (Estimated)	$5,410

Item 15.    Indemnification of Officers and Directors

The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

The Company has purchased officers’ and directors’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibit Index

Exhibit No.	Description of Exhibit

2.0	Stock Purchase Agreement previously included as Exhibit 2.1 to the company’s Form 8-K filed September 3, 2002.

4.0	See Exhibit 2.0

5.0*	Opinion of Flippin, Densmore, Morse & Jessee, P.C., regarding the legality of the securities being registered and consent.

23.1*	Consent of Yount, Hyde & Barbour, P.C., as accountants for C&F Financial Corporation.

23.2*	Consent of Flippin, Densmore, Morse & Jessee, P.C, (included as part of Exhibit 5).

*	Filed herein.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of West Point, Commonwealth of Virginia on October 22, 2002.

C&F FINANCIAL CORPORATION

By:	/s/ THOMAS F. CHERRY
Thomas F. Cherry, Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Larry G. Dillon and Thomas F. Cherry, and each of them singly, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-3, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as director and/or officer to enable C&F Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

Signature	Capacity	Date

/s/ LARRY G. DILLON Larry G. Dillon	Chairman, President and Chief Executive Officer, Director (Principal Executive Officer)	October 22, 2002

/s/ THOMAS F. CHERRY Thomas F. Cherry	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 22, 2002

/s/ J. P. CAUSEY, JR. J. P. Causey, Jr.	Director	October 22, 2002

/s/ BARRY R. CHERNACK Barry R. Chernack	Director	October 22, 2002

/s/ JAMES H. HUDSON, III James H. Hudson, III	Director	October 22, 2002

/s/ JOSHUA LAWSON Joshua Lawson	Director	October 22, 2002

/s/ WILLIAM E. O’CONNELL, JR. William E. O’Connell, Jr.	Director	October 22, 2002

/s/ PAUL C. ROBINSON Paul. C. Robinson	Director	October 22, 2002

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